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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DAK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Route 17 South
(No. and Street)

Rochelle Park, NJ 07662
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Scharfstein (201) 712-9555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co. LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 209, Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alan Scharfstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DAK Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANDREA TUFO
Notary Public - State of New Jersey
My Commission Expires Aug 5, 2023

Notary Public

Alan Scharfstein, President

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities
  (not applicable)
- (x) (g) Computation of Net Capital
  Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- (x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

DAK CAPITAL, LLC

Financial Statements and Supplemental Information

For the Year Ended
December 31, 2018



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

SOBEL & CO. LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DAK Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DAK Capital, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively, referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of DAK Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DAK Capital, LLC's management. Our responsibility is to express an opinion on DAK Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DAK Capital, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co, LLC

Certified Public Accountants

We have served as DAK Capital, LLC's auditors since 2007.

Livingston, New Jersey
February 25, 2019

Allinial
GLOBAL

DAK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	20,773
Total assets	$	20,773

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	700
Due to related party		2,129
Total liabilities		2,829
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		17,944
Total liabilities and member's equity	$	20,773

DAK CAPITAL, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

REVENUE:	
Commission revenue	$ -
OPERATING EXPENSES:	
Professional services	10,200
Compensation and benefits	20,100
Occupancy	4,272
Licenses and registration	3,090
General and administrative	1,226
Total Operating Expenses	38,888
NET LOSS	$ (38,888)

DAK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, January 1, 2018	$	21,832
Capital addition - cash		35,000
Net loss		(38,888)
Balance, December 31, 2018	$	17,944

DAK CAPITAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(38,888)
Changes in certain assets and liabilities:		
Due to related party		(6,752)
Net Cash Used for Operating Activities		(45,640)
FINANCING ACTIVITIES:		
Capital addition		35,000
Net Cash Provided by Financing Activities		35,000
NET DECREASE IN CASH		(10,640)
CASH:		
Beginning of year		31,413
End of year	$	20,773

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

DAK Capital, LLC ("Company") was formed in 2007 in the state of New Jersey for the purpose of registering as a mergers and acquisitions broker. The Company is headquartered in Rochelle Park, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions advisory services.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2018, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during 2018.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transactions) or the contract in cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company applies the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2018, through February 25, 2019, the date that the financial statements were available to be issued.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company leases office space and equipment from the Company's member pursuant to a signed lease agreement. The lease is for one year and automatically renews each year. The lease calls for monthly rental payments of $356. Lease payments under these operating leases totaled approximately $4,272 for the year ended December 31, 2018.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company's net capital is as follows:

Net capital	$ 17,944
Net capital requirement	5,000
Excess Net Capital	$ 12,944
Aggregate Indebtedness to Net Capital	15.77%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements".

NOTE 4 - CONCENTRATIONS OF CREDIT RISK:

There were no concentrations of credit during the year end December 31, 2018.

NOTE 5 - RELATED PARY TRANSACTIONS:

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by The DAK Group, Ltd, a related party through common ownership, on behalf of the Company. For the year ended December 31, 2018, expenses related to the expense sharing agreement amounted to approximately $25,500. At December 31, 2018, the amount due to the related party is $2,129.





SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
DAK Capital, LLC

We have audited the financial statements of DAK Capital, LLC as of and for the year ended December 31, 2018, and have issued our report thereon dated February 25, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of DAK Capital, LLC's financial statements. The supplementary information is the responsibility of DAK Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 25, 2019

DAK CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

NET CAPITAL:

Total member's equity qualified for net capital	$	17,944
Deductions and charges:		
Nonallowable assets:		
		-
Total Nonallowable Assets		-
Tentative Net Capital		17,944
Haircuts on Securities Position		-
NET CAPITAL	$	17,944

AGGREGATE INDEBTEDNESS:

Items included in statements of financial condition:		
Accounts payable and due to related party	$	2,829
TOTAL AGGREGATE INDEBTEDNESS	$	2,829

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Net capital requirement	$	5,000
Excess net capital	$	12,944
Net capital less 120% of net capital requirement	$	11,944
Ratio: aggregate indebtedness to net capital		15.77%

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between the computation of net capital and
the corresponding computation prepared by DAK Capital, LLC and
included in the Company's unaudited Part IIA FOCUS Report
filing as of December 31, 2018.





SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DAK Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) DAK Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DAK Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions"), and (2) DAK Capital, LLC stated that DAK Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DAK Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DAK Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 25, 2019

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

DAK Capital, LLC asserts, to the best of its knowledge and belief the following:

1. DAK Capital, LLC claims an exemption from 240.15c3-3 under section (k)(2)(i).

2. DAK Capital, LLC met such exemption provisions in 240.15c3-3 (k)(2)(i) throughout the period January 1, 2018 through December 31, 2018.

_____

Alan Scharfstein, President